Pacific Fuel Cell Corp.
131 N. Tustin Ave., Ste. 100, Tustin, CA 92780                      Tel (714) 564-1693                      Fax (714) 558-9301
March 26, 2008
Tia Jenkins
Senior Chief Accountant
Office of Beverages, Apparel and Health Care Services
DIVISION OF CORPORATION FINANCE — Mail Stop 3561
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Re:	Pacific Fuel Cell Corp. Form 10-KSB/A for Fiscal Year Ended December 31, 2006 Filed November 1, 2007 File No. 000-28031
Dear Ms. Jenkins:
On behalf of Pacific Fuel Cell Corp. (“PFCE”), I am responding to your further comments, as contained in your letter dated February 19, 2008, which are set forth verbatim herein.
Form 10-KSB/A for Fiscal Year Ended December 31, 2006
Financial Statements
General
“1. We reviewed your response to our prior comment one, noting that as of December 31, 2006, you recorded $100,000 of the $200,000 purchase price of equipment as a deposit on your balance sheet. Considering Item 1 of the Assignment and Assumption of Equipment Purchase Agreement (Exhibit 10.7 of the Form 8-K, filed on January 24, 2006) conveyed title to the equipment to you as of December 18, 2006, it appears the full purchase price of the equipment and the corresponding liability should have been recorded in your financial statements at December 31, 2006. Please revise or advise.”
Response: PFCE was the original buyer’s assignee. Exhibit 10.7 of the Form 8-K, filed on January 24, 2007, contains the assignment from the original buyer to PFCE. As your comment says, the assignment does create an immediate transfer to PFCE of the original buyer’s rights under the agreement to purchase the equipment. However, the original buyer did not have title to the equipment at the time the assignment was executed. Therefore, the original buyer did not and could not transfer title to the equipment at that time. The time at which title passed from the seller to PFCE was governed by the purchase agreement, contained in Exhibit 10.6 as filed with the Form 8-K,filed on January 24, 2007. The purchase agreement, in Section 1.4, provides that “Until such time as the Purchase Price has been paid in full, title and ownership of the Equipment shall remain with the Seller. Upon payment in full of the Purchase Price, the Seller shall deliver to the Buyer such instruments of conveyance and assignment as shall be effective to vest in Buyer full and complete right, title and interest in and to the Equipment free and clear of all liens, taxes, charges and encumbrances initiated by or related to the Seller.” Although a deposit was paid, the full purchase price was not paid in 2006. Accordingly, the equipment was not owned by PFCE as of December 31, 2006.

Item 8A. Controls and Procedures, page 38
“2. We reviewed your response to comment three. Your response did not address our comment in its entirety, thus the comment will be partially reissued. We note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-B in the following respects:
•	Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not as of the date of the report as indicated by your disclosure.

•	Please revise your disclosure to correct the references to the Exchange Act rules where disclosure controls and procedures are defined (e.g. 13a-15(e) versus 13a-14 as disclosed).

•
Your disclosures did not include the information required by Item 308(c) of Regulation S-B. Accordingly, the disclosure should be revised to state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please confirm that in future filings, including an amended 10-KSB, if applicable, you will revise your disclosures to address each of the matters noted above.”
Response: As your comment suggested, we have revised PFCE’s disclosures as stated in the 10-KSB/A for Fiscal Year Ended December 31, 2006 as follows:
1) to be stated as of the end of the period covered by the report;
2) to correct the citing references to the Exchange Act; and
3) to revise the disclosure to include the information required by Item 308(c) of Regulation S-B.

The revised disclosure reads as follows:
ITEM 8A. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act) designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer has concluded, based upon their evaluation of these disclosure controls and procedures as of the end of the period covered by this Report, that, as of that date, these disclosure controls and procedures were effective at ensuring that the required information will be disclosed on a timely basis in our reports filed under the Exchange Act.
Changes in Internal Controls
We maintain a system of internal controls that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are following. During the quarter ended at the end of the period covered by this Report, there were no significant changes to our internal controls or in other factors, including any corrective actions with regard to significant deficiencies and material weaknesses that have significantly affected, or would be reasonably likely to significantly affect, such internal controls.
PFCE has similarly revised and filed amendments of the Forms 10-QSB that had been filed subsequent to the 2006 Form 10-KSB.
Form 10-QSB for the Quarter Ended September 30, 2007
Financial Statements
Notes to the Financial Statements
Note 1. Basis of Presentation and Accounting Policies, page 5
“3. We note you have recognized revenue for the fist time on the sale of fuel cell components during the current fiscal year. Please revise to disclose your revenue recognition policy related to the sale of your products and how you considered SAB 104 (i.e. your evaluation of how each of the four criteria specifically relates to your revenue stream). In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.”

Response: Footnote number 1 in the December 31, 2006 Form 10KSB, filed April 2, 2007, and the Form 10KSB/A filed November 1, 2007, state the revenue recognition policy as follows:

Revenue recognition

In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.”

Footnote number 1 in the Form 10QSB for the quarter ended September 30, 2007, filed November 19, 2007, states the following:

“Certain information and footnote disclosures normally included in financial statements have been condensed or omitted pursuant to rules and regulations of the U.S. Securities and Exchange Commission (the Commission). The Company believes that the disclosures in the financial statements are adequate to make the information presented not misleading. However, the financial statements included herein should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10.KSB for the year ended December 31, 2006, filed with the Commission on April 2, 2007.

There have been no changes to the revenue recognition policy. Accordingly, the Company believes it is in compliance with the requirement to disclose a revenue recognition policy in the quarterly report as of September 30, 2007.

Furthermore, there are no significant terms related to sales including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.).

Other Exchange Act Filings
“4. Please revise your other Exchange Act reports, as necessary, to comply with the comments above.”
Response: As your comment requests, and as previously related herein, PFCE has revised its other Exchange Act reports to comply with the comments above.
Closing
The filer’s acknowledgment immediately follows the signature page.
Best regards,
/s/ George Suzuki
George Suzuki
President, CEO & CFO

The undersigned filing person acknowledges that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
PACIFIC FUEL CELL CORP.
/s/ George Suzuki
George Suzuki
President, CEO and CFO

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